June 22, 2020

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Cloudastructure, Inc.
Amendment No. 2 to Offering Circular on Form 1-A
Filed June 11, 2020
File No. 024-11192

Dear Mr. Spirgel:

We acknowledge receipt of the comments in your letter dated June 19, 2020 regarding the Offering Statement of Cloudastructure, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Offering Circular on Form 1-A

Plan of Distribution and Selling Securityholders

Investor Tender of Funds, page 16

1.	Please add disclosure explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions, the amount of processing fees or other charges associated with credit card subscriptions, and whether the company or investors will pay such fees.

The Company has added disclosure in the “Plan of Distribution” section explaining how credit card subscriptions will be processed. The Company now discloses that credit card subscriptions will be processed via a third-party software provider, Novation Solutions Inc. o/a DealMaker, and discloses the fees and charges payable to DealMaker in connection with such subscriptions. In addition, the Company now discloses that it will pay such processing fees to DealMaker. The Company has also revised the disclosure regarding offering expenses in the “Use of Proceeds” section to include estimated fees payable by the Company in connection with investments via credit card.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cloudastructure, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Rick Bentley

Chief Executive Officer

Cloudastructure, Inc.